

January 14, 2015

<u>Via E-mail</u>
Ms. Christine Lu Wong
Chief Financial Officer
Xueda Education Group
A-4 Xibahe Beili, Chaoyang District
Beijing 100028, People's Republic of China

> **Re: Xueda Education Group**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 1-34914**

Dear Ms. Wong:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director